Exhibit 99.1

MIND C.T.I. LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of MIND C.T.I. Ltd. (the "Company") will be held on May 12, 2020, at 10:00 A.M. (Israel time), at the offices of the Company, 2 HaCarmel Street, Yoqneam 2069202, Israel, for the following purposes:

(i)
to re-appoint Brightman Almagor Zohar (a firm in the Deloitte Global Network), as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to re-elect Mr. Joseph Tenne as a Class II director of the Company until the 2023 Annual General Meeting;

(iii)	to elect Mr. Itay Barzilay as a Class II Director of the Company until the 2023 Annual General Meeting; and

(iv)	to discuss the Company’s audited financial statements for the year ended December 31, 2019.

Shareholders of record at the close of business on April 9, 2020 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. All proxies must be received at least 72 hours prior to time fixed for the Meeting.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

By Order of the Board of Directors,

Monica Iancu
Chief Executive Officer
Dated: April 2, 2020

MIND C.T.I. LTD.
HaCarmel 2
Yoqneam 2069202, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of MIND C.T.I. Ltd. (the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2020 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment or postponements thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on May 12, 2020, at 10:00 A.M. (Israel time), at the offices of the Company, 2 HaCarmel Street, Yoqneam 2069202, Israel.

The agenda of the Meeting shall be as follows:

(i)
to re-appoint Brightman Almagor Zohar (a firm in the Deloitte Global Network), as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to re-elect Mr. Joseph Tenne as a Class II director of the Company until the 2023 Annual General Meeting;

(iii)	to elect Mr. Itay Barzilay as a Class II Director of the Company until the 2023 Annual General Meeting; and

(iv)	to discuss the Company’s audited financial statements for the year ended December 31, 2019.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely delivered, will be voted in favor of all the matters to be presented at the Meeting, as described above. All proxies must be received at least 72 hours prior to the time fixed for the Meeting.

On all matters to be considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on "routine" matters. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted with respect to non-routine matters on the agenda of the Meeting, unless you provide voting instructions by way of your proxy card.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on April 9, 2020 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about April 10, 2020 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. The deadline for the submission of position statements is May 3, 2020.

On March 1, 2020 the Company had 19,898,326 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding the Ordinary Shares conferring in the aggregate at least 25% of the outstanding Ordinary Shares, present in person or by proxy or written ballot, will constitute a quorum at the Meeting. If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place. At such adjourned meeting, any two shareholders shall constitute a quorum.

PRINICIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2020, unless otherwise specified, by each person who is known to own beneficially more than 5% of the outstanding ordinary shares.

Name of Beneficial Owners	Total Shares Beneficially Owned		Percentage of Ordinary Shares (1)
Monica Iancu	3,316,265	(2)	16.67%
Invesco Ltd. and affiliates	1,200,000	(3)	6.03%
Morgan Stanley and affiliates	1,154,774	(4)	5.80%

(1)	Based on 19,898,326 ordinary shares outstanding on March 1, 2020.
(2)          Based on a Schedule 13G/A filed with the SEC on March 5, 2015.
(3)
Based on a Schedule 13G filed with the SEC on February 14, 2017. Invesco Advisers, Inc. is a subsidiary of Invesco Ltd. and advises the Invesco European Small Company Fund, which owns the foregoing shares.

(4)	Based on a Schedule 13G filed with the SEC on February 13, 2020.

EXECUTIVE COMPENSATION

For information relating to the compensation of our five most highly compensated officers with respect to the year ended December 31, 2019, please see "Item 6. Directors, Senior Management and Employees – B. Compensation of Directors and Executive Officers – Summary Compensation Table" in our annual report on Form 20-F for the year ended December 31, 2019.

ITEM 1 – APPOINTMENT OF INDEPENDENT AUDITORS

The Company’s independent auditor is Brightman Almagor Zohar & Co., certified public accountants in Israel and a firm in the Deloitte Global Network (the "Auditor"). At the Meeting, the shareholders will be asked to approve the re-appointment of the Auditor as the Company’s independent auditors until the Company’s next Annual General Meeting, and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so. The remuneration paid to the Auditor for audit and non-audit services provided to the Company in the year 2019 was set forth in the Company's annual report on Form 20-F and will be presented at the Meeting.

Under the Israeli Companies Law, 5759–1999 (the “Companies Law”), the shareholders of the Company are authorized to appoint the Company’s independent auditor and to authorize the Board of Directors to determine its remuneration. The Company’s Board of Directors has authorized its Audit Committee to determine the Auditor’s remuneration for audit and non-audit services, as contemplated by the Sarbanes-Oxley Act of 2002.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Brightman Almagor Zohar & Co., be, and it hereby is, re-appointed as the independent auditors of the Company until the close of the Company’s next Annual General Meeting, and that the Board of Directors of the Company be authorized to determine the auditor’s remuneration or to delegate the Audit Committee thereof to do so.”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 2 – TO APPROVE THE RE-ELECTION OF JOSEPH TENNE AS A CLASS II DIRECTOR
UNTIL THE 2023 ANNUAL GENERAL MEETING AND HIS COMPENSATION FOR HIS
SERVICES AS DIRECTOR

Under the Company’s Articles of Association, our Board of Directors (excluding our “external directors”, as defined in the Companies Law) is divided into three classes of directors designated as Class I, Class II and Class III, which are differentiated by the dates of expiration of the terms of office of their respective directors.

At the Meeting, shareholders will be asked to re-elect Mr. Joseph Tenne to serve as a Class II Director of the Company, commencing on the date of the Meeting. If Mr. Joseph Tenne is elected as a Class II Director, his term of office will expire at the Company’s 2023 Annual General Meeting of shareholders. Mr. Tenne qualifies as an "independent director" under the regulations of the SEC and the listing rules of the NASDAQ Stock Market.

On March 11, 2020, the Company’s Audit Committee (acting in its capacity as our Nominating Committee) and Board of Directors resolved to recommend that our shareholders re-elect Mr. Joseph Tenne as a Class II Director until the 2023 Annual General Meeting and that his compensation to be equal to the compensation of our other non-executive directors, namely, $13,200 per annum and $680 per meeting (or $400 for participation via teleconference) plus 20% of each amount for directors designated by the Board of Directors as expert directors. The Company’s Board of Directors has designated Mr. Tenne as an expert director and as our “audit committee financial expert”, as defined by the SEC rules. The Company’s Audit Committee and Board of Directors believe that Mr. Tenne’s re-election as a Director is in the best interest of the Company.

Mr. Tenne has served as a director of our company since August 2014. Since May 2017, Mr. Tenne has served as a financial consultant to Itamar Medical Ltd., an Israeli company listed on the Tel Aviv Stock Exchange. Mr. Tenne serves as a director at AudioCodes Ltd., at OPC Energy Ltd., at Sapir Corp Ltd., and at Ratio Oil Explorations (Finance) Ltd. From 2005 to 2013, Mr. Tenne served as the CFO of Ormat Technologies, Inc., a company listed on the New York Stock Exchange. From 1997 to 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (PwC Israel). Mr. Tenne holds a B.A. degree in Accounting and Economics and an M.B.A. degree from Tel Aviv University. Mr. Tenne is also a Certified Public Accountant in Israel.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-elect Mr. Joseph Tenne as a Class II director of the Company to serve until the Annual General Meeting to be convened in 2023 and to approve his compensation in the amount of $15,840 per annum and $816 per meeting (or $480 for participation via teleconference).”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 – TO APPROVE THE ELECTION OF ITAY BARZILAY AS A CLASS II
DIRECTOR UNTIL THE 2023 ANNUAL GENERAL MEETING AND HIS
COMPENSATION FOR HIS SERVICES AS DIRECTOR

Under the Company’s Articles of Association, our Board of Directors (excluding our external directors) is divided into three classes of directors designated as Class I, Class II and Class III, which are differentiated by the dates of expiration of the terms of office of their respective directors.

At the Meeting, shareholders will be asked to elect Mr. Itay Barzilay to serve as a Class II Director of the Company, commencing on the date of the Meeting. If Mr. Itay Barzilay is elected as a Class II Director, his term of office will expire at the Company’s 2023 Annual General Meeting of shareholders. Mr. Barzilay qualifies as an "independent director" under the regulations of the SEC and the listing rules of the NASDAQ Stock Market.

On March 11, 2020, the Company’s Audit Committee (acting in its capacity as our Nominating Committee) and Board of Directors resolved to recommend that our shareholders elect Itay Barzilay as a Class II Director until the 2023 Annual General Meeting and that his compensation to be equal to the compensation of our other non-executive directors, namely, $13,200 per annum and $680 per meeting (or $400 for participation via teleconference). The Company’s Audit Committee and Board of Directors believe that Mr. Barzilay’s election as a Director is in the best interest of the Company.

Mr. Barzilay serves as Chief Financial Officer of Personetics, the global leader in data driven personalization and customer engagement for financial services. From 2010 to 2019, Mr. Barzilay held a number of finance leadership positions at Amdocs and most recently served as Vice President Finance for Amdocs Technology & Media and for Amdocs Global Services. From 2008 to 2010, Mr. Barzilay was Chief Financial Officer of MIND CTI. From 2004 to 2008, Mr. Barzilay served in several finance management roles with Avaya in the United States. Mr. Barzilay began his career in 2000 at Ernst & Young's assurance team. Mr. Barzilay is a Certified Public Accountant, holds a BA in Accounting and Economics from Tel-Aviv University and an MBA from NYU's Stern School of Business.

The Board of Directors has determined that Mr. Barzilay is professionally qualified, as such term is defined in the Companies Law and the regulations promulgated thereunder.

It is proposed that at the Meeting the following resolution be adopted:

"RESOLVED, to elect Mr. Barzilay as a Class II director of the Company to serve until the Annual General Meeting to be convened in 2023 and to approve his compensation in the amount of $13,200 per annum and $680 per meeting (or $400 for participation via teleconference).”

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4 - FINANCIAL STATEMENTS

The Company has filed its audited financial statements for the year ended December 31, 2019 (the “Financial Statements”) in its annual report on Form 20-F, which has been filed with the Securities and Exchange Commission on March 18, 2020. You may read and copy this report without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC reports are also available to the public at the SEC's website at http://www.sec.gov. These reports are not a part of this Proxy Statement.

The Financial Statements were approved by the Board of Directors as required by the Companies Law. The Company will hold a discussion with respect to the Financial Statements at the Meeting. This item will not involve a vote of the shareholders.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. If any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Dated: April 2, 2020

By Order of the Board of Directors,

Monica Iancu
Chief Executive Officer